

TTBD, LLC
222 South Riverside Plaza
Suite 1100
Chicago, IL 60606

TTBD, LLC's Exemption Report

TTBD, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company asserts the following: (1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal period ended 12/31/15 [from 01/01/2015 to 12/31/2015] without exception.

TTBD, LLC

By: B J Kaye
Brian Kaye
Principal, COO

February 26, 2016

TTBD, LLC
(SEC I.D. No. 8-67667)

Financial Statements and Supplemental Schedules
as of and for the Year Ended December 31, 2015, and
Report of Independent Registered Public Accounting
Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67667

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/15__ AND ENDING __12/31/15__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **TTBD, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__222 South Riverside Plaza, Suite 1000__
(No. and Street)

__Chicago__   __Illinois__   __60606__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Kaye   **312-476-1046**
                                                      (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Deloitte & Touche LLP__
                       (Name - if individual, state last, first, middle name)

__111 S. Wacker Drive__   __Chicago__   __Illinois__   __60606__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Brian Kaye, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to TTBD, LLC as of and for the year ended December 31, 2015, are true and correct. I further swear (or affirm) that neither TTBD, LLC nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

_____
Title



_____
Notary Public

```
~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~
   "OFFICIAL  SEAL"
   JILL PATRICIA FITZPATRICK
 NOTARY PUBLIC, STATE OF ILLINOIS
 MY COMMISSION EXPIRES 12/12/2016
~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~
```

TTBD, LLC

TABLE OF CONTENTS

This report** contains (check all applicable boxes):

(x)   Independent Auditors' Report

(x) (a)   Facing Page

(x) (b)   Statement of Financial Condition

(x) (c)   Statement of Operations

(x) (d)   Statement of Cash Flows

(x) (e)   Statement of Changes in Shareholder's Equity or Partners' or Sole Proprietor's Capital

( ) (f)   Statement of Changes in Subordinated Liabilities or Claims of General Creditors (Not Applicable)

(x)   Notes to Financial Statements

(x) (g)   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

(x) (h)   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

( ) (i)   Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3 Under the Securities Exchange Act of 1934 (Not Applicable)

( ) (j)   A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements of Rule 15c3-3 (Not Required)

( ) (k)   A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (Not Applicable)

(x) (l)   An Oath or Affirmation

( ) (m)   A Copy of the SIPC Supplemental Report (Not Required)

( ) (n)   A Copy of the Exemption Report and the Report of Independent Registered Public Accounting Firm are filed separately

** FOR CONDITIONS OF CONFIDENTIAL TREATMENT OF CERTAIN PORTIONS OF THIS FILING, SEE SECTION 240.17A-5(E)(3)



Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
TTBD, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of TTBD, LLC (the "Company") as of December 31, 2015, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of TTBD, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules (g) and (h) listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 26, 2016

Member of
Deloitte Touche Tohmatsu Limited

TTBD, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS

CASH	$ 137,649
ACCOUNTS RECEIVABLE	7,673
PREPAIDS AND DEPOSITS	4,883
TOTAL	$ 150,205

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$ 263
Related party payable to Trading Technologies International, Inc.	39,083
Total liabilities	39,346

SHAREHOLDER'S EQUITY:

Membership interest	224,000
Accumulated deficit	(113,141)
Total shareholder's equity	110,859
TOTAL	$ 150,205

See notes to financial statements.

TTBD, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES — Software revenue	$ 114,100
EXPENSES:	
General and administrative expenses	31,164
Regulatory fees and other expenses	45,039
Total expenses	76,203
INCOME FROM OPERATIONS BEFORE INCOME TAXES	37,897
INCOME TAXES	
NET INCOME	$ 37,897

See notes to financial statements.

TTBD, LLC

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Membership Interest	Accumulated Deficit	Total Equity
BALANCE — December 31, 2014	$224,000	$ (151,038)	$ 72,962
Net Income		37,897	37,897
BALANCE — December 31, 2015	$224,000	$ (113,141)	$ 110,859

See notes to financial statements.

TTBD, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 37,897
Adjustments to reconcile net income to net cash provided by operating activities — changes in:	
Accounts payable and accrued expenses	213
Prepaids and deposits	26
Accounts receivable	(1,902)
Related party payable to Trading Technologies International, Inc.	31,163
Net cash provided by operating activities	67,397
NET INCREASE IN CASH	67,397
CASH — Beginning of year	70,252
CASH — End of year	$ 137,649

See notes to financial statements.

TTBD, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

1.   GENERAL

Basis of Presentation — The accompanying financial statements of TTBD, LLC (TTBD or the "Company"), a limited liability company and securities broker-dealer, have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). TTBD is a wholly owned subsidiary of TT Securities Group, LLC (TTSG). TTSG is a wholly owned subsidiary of Trading Technologies International, Inc. (TTI).

Nature of Operations — The Company, a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company licenses software and patents on a transactional fee basis for customers trading securities. FINRA compliance and SEC regulations require that a broker-dealer be registered when fee-based structures are in place for trading securities on a transactional basis. The customers of the Company are primarily proprietary trading firms, investment banking firms, commercial banks, and derivative exchanges. These customers are located in the United States of America, Europe, and India. Four of the Company's customers account for 88% of total revenue.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition — Revenue from software licenses is earned on a transactional basis in the month the software is used. A receivable is established for fees earned but not yet collected.

General and Administrative Expenses — General and administrative expenses reflect costs allocated to the Company from TTI or other affiliates of TTI for providing administrative activities to the Company.

Regulatory Fees and Other Expenses — Regulatory fees and other expenses are expensed as incurred and reflect FINRA licensing fees, state filing fees, commission expenses, and other costs incurred in the normal course of business.

Use of Estimates — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures in the accompanying notes. Actual results could differ from those estimates.

Contingencies — In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial statements; however, the Company is unable to predict the outcome of these matters.

3.   **NET CAPITAL REQUIREMENTS**

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined under the Rule.

At December 31, 2015, the Company had net capital, as defined under the Rule, of $98,303, which was $93,303 in excess of required net capital of $5,000. The Company's aggregate indebtedness, as defined under the Rule, was 40.02% of its net capital.

4.   **INCOME TAXES**

The Company currently joins TTI and its other eligible domestic subsidiaries in the filing of a consolidated federal income tax return. As a limited liability company, the Company is not a taxable entity under the provisions of the Internal Revenue Code. The Company had no liability for unrecognized tax benefits at December 31, 2015 and there were no activities related to unrecognized tax benefits during the year. The Company believes that it is reasonably possible that the liability balance for unrecognized tax benefits will not significantly increase or decrease within the next 12 months. No amounts have been accrued for interest or penalties related to unrecognized tax benefits.

5.   **RELATED PARTY TRANSACTIONS**

The Company entered into an expense sharing agreement dated December 14, 2015, with TTI (which superseded a previous expense sharing agreement dated February 18, 2015), whereby TTI has agreed to be solely responsible for certain general and administrative expenses of the Company, and as such, TTI will be paid $2,640 per month ($31,680 annually) by the Company for being responsible for such expenses. The related party payable of $39,083 due to TTI related to this agreement and other expenses paid by TTI on behalf of the Company is recorded in the Company's statement of financial condition as of December 31, 2015.

6.   **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through the issuance of these financial statements and determined that there have been no events that require adjustment to or disclosure in the financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULES

TTBD, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2015

NET CAPITAL

TOTAL SHAREHOLDER'S EQUITY	$ 110,859
ADJUSTMENTS TO NET CAPITAL PURSUANT TO RULE 15c3-1 — Nonallowable assets — other assets	12,556
NET CAPITAL	$ 98,303
AGGREGATE INDEBTEDNESS	$ 39,346

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED (6-2/3% of aggregate indebtedness)	$ 2,623
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER OR DEALER	$ 5,000
NET CAPITAL REQUIREMENT (Greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
EXCESS NET CAPITAL	$ 93,303
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	40.02%

TTBD, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2015

TTBD, LLC (the "Company") is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

TTBD, LLC
(SEC I.D. No. 8-67667)

Financial Statement as of December 31, 2015, and
Report of Independent Registered Public Accounting
Firm Filed Pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a PUBLIC
Document

TTBD, LLC

TABLE OF CONTENTS



Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
TTBD, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of TTBD, LLC (the "Company") as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of TTBD, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2016

Member of
Deloitte Touche Tohmatsu Limited

TTBD, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS

CASH	$ 137,649
ACCOUNTS RECEIVABLE	7,673
PREPAIDS AND DEPOSITS	4,883
TOTAL	$ 150,205

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$ 263
Related party payable to Trading Technologies International, Inc.	39,083
Total liabilities	39,346

SHAREHOLDER'S EQUITY:

Membership interest	224,000
Accumulated deficit	(113,141)
Total shareholder's equity	110,859
TOTAL	$ 150,205

See notes to statement of financial condition.

TTBD, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

1. **GENERAL**

   Basis of Presentation — The accompanying statement of financial condition of TTBD, LLC (the "Company" or TTBD), a limited liability company and securities broker-dealer, has been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). TTBD is a wholly owned subsidiary of TT Securities Group, LLC (TTSG). TTSG is a wholly owned subsidiary of Trading Technologies International, Inc. (TTI).

   Nature of Operations — The Company, a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

   The Company licenses software and patents on a transactional fee basis for customers trading securities. FINRA compliance and SEC regulations require that a broker-dealer be registered when fee-based structures are in place for trading securities on a transactional basis. The customers of the Company are primarily proprietary trading firms, investment banking firms, commercial banks, and derivative exchanges. These customers are located in the United States of America, Europe, and India.

   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Use of Estimates — The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and disclosures in the accompanying notes. Actual results could differ from those estimates.

   Contingencies — In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censure, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial statement; however, the Company is unable to predict the outcome of these matters.

2. **NET CAPITAL REQUIREMENTS**

   As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined under the Rule.

   At December 31, 2015, the Company had net capital, as defined under the Rule, of $98,303, which was $93,303 in excess of required net capital of $5,000. The Company's aggregate indebtedness, as defined under the Rule, was 40.02% of its net capital.

3. **INCOME TAXES**

The Company currently joins TTI and its other eligible domestic subsidiaries in the filing of a consolidated federal income tax return. As a limited liability company, the Company is not a taxable entity under the provisions of the Internal Revenue Code. The Company had no liability for unrecognized tax benefits at December 31, 2015, and there was no activity related to unrecognized tax benefits during the year. The Company believes that it is reasonably possible that the liability balance for unrecognized tax benefits will not significantly increase or decrease within the next 12 months. No amounts have been accrued for interest or penalties related to unrecognized tax benefits.

4. **RELATED PARTY TRANSACTIONS**

The Company entered into an expense sharing agreement dated December 14, 2015, with TTI (which superseded a previous expense sharing agreement dated February 18, 2015) whereby TTI has agreed to be solely responsible for certain general and administrative expenses of the Company, and as such, TTI will be paid $2,640 per month by the Company for being responsible for such expenses. The related party payable of $39,083 due to TTI related to this agreement and other expenses paid by TTI on behalf of the Company is recorded in the Company's statement of financial condition as of December 31, 2015.

5. **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through the issuance of this financial statement and determined that there have been no events that require adjustment to or disclosure in the financial statements.

* * * * * *